UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Comprehensive Financing Package

As previously announced, on March 30, 2026, Vertical Aerospace Ltd. (the “Company”) entered into an agreement in principle, as documented in a term sheet dated March 30, 2026 (“Term Sheet”) by and among the Company, Mudrick Capital Management L.P. (“Mudrick Capital”) and YA II PN, Ltd. (“Yorkville”), in respect of a comprehensive financing package comprising (i) a senior secured convertible notes facility, to be provided by Mudrick Capital, of up to $50 million of additional 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2030 (the “Convertible Senior Secured Notes”) issuable under the indenture dated December 16, 2021, among the Company and U.S. Bank Trust Company, National Association, as trustee and collateral agent, as amended and supplemented (the “Indenture”); (ii) a convertible preferred equity facility, to be provided by Yorkville, of up to $250 million of Series A Convertible Preferred Shares, with a liquidation value of $1,000 per share (the “Preferred Shares”); and (iii) an equity line of credit for ordinary shares, to be provided by Yorkville, of up to $500 million.

Senior Secured Convertible Notes Facility

On April 20, 2026, as contemplated by the Term Sheet, the Company entered into the third supplemental indenture (the “Third Supplemental Indenture”) with U.S. Bank Trust Company, National Association, acting as trustee and collateral agent, amending the Indenture to, among other things, extend the maturity date of the Convertible Senior Secured Notes to December 15, 2030. A copy of the Third Supplemental Indenture is furnished as Exhibit 4.1 hereto.

On April 20, 2026, as contemplated by the Term Sheet, the Company entered into a Convertible Note Purchase Agreement (the “Convertible Note Purchase Agreement”) with Mudrick Capital, pursuant to which the Company has the right, but not the obligation, to cause Mudrick Capital to purchase up to $50,000,000 in aggregate original principal amount of additional Convertible Senior Secured Notes (the “Additional Notes”) to be issued under the Indenture during a period of one year following the date of the Convertible Note Purchase Agreement. Mudrick Capital may convert the Additional Notes into the Company’s ordinary shares at a fixed conversion price of $3.50 per ordinary share. Each issuance will be subject to the satisfaction (or waiver) of various customary conditions, as specified in the Convertible Note Purchase Agreement, including the Company having $50 million in liquidity and being solvent and able to pay its debts for the following four months after such issuance.

Pursuant to the terms of the Convertible Note Purchase Agreement, at any time until the one-year anniversary of the date of the Convertible Note Purchase Agreement, the Company is permitted to repurchase any Additional Notes in a privately negotiated repurchase transaction, at a repurchase price that includes an applicable premium. In addition, pursuant to the terms of the Convertible Note Purchase Agreement, Mudrick Capital has agreed to not convert any of the Additional Notes into the Company’s ordinary shares once the Company has exercised its repurchase right for such Additional Notes as described in the preceding sentence. A copy of the Convertible Note Purchase Agreement is furnished as Exhibit 99.1 hereto.

Convertible Preferred Equity Facility

On April 20, 2026, as contemplated by the Term Sheet, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Yorkville, pursuant to which the Company has the right, but not the obligation, to issue and sell to Yorkville up to $250,000,000 of Preferred Shares, in tranches not to exceed $25,000,000 each, over a 24-month period. At the first closing under the Securities Purchase Agreement, coinciding with the date of execution of the Securities Purchase Agreement, Yorkville purchased 25,000 Preferred Shares at a purchase price of $960.00 per Preferred Share. Subsequent tranches of 25,000 Preferred Shares may be purchased by the Company, at its option (but subject to Mudrick Capital’s consent pursuant to the Convertible Note Purchase Agreement), at a purchase price of $960.00 per Preferred Share, at least 60 days following any previous drawdown, subject to the satisfaction (or waiver) of certain conditions, including minimum share price and trading volume thresholds, an effective resale registration statement, and no material adverse effect.

On April 20, 2026, the Company adopted the Certificate of Designations of Series A Convertible Preferred Shares of the Company (the “Certificate of Designations”), which sets forth the terms, rights, preferences and restrictions of the Preferred Shares, including the terms pursuant to which the Company may be required to issue additional Preferred Shares as payment-in-kind dividends and ordinary shares of the Company upon conversion of the Preferred Shares.

Each Preferred Share has an initial stated value of $1,000, which is subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions, and, when issued, the Preferred Shares will be fully paid and non-assessable.

The Preferred Shares, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks senior to all of the Company’s capital stock, unless the Required Holders (as defined in the Certificate of Designations) consent to the creation of other capital stock that is senior or equal in rank to the Preferred Shares.

The holders of Preferred Shares will be entitled to receive dividends on the stated value of their Preferred Shares from and after the occurrence of any Triggering Event (as defined in the Certificate of Designations) and during the continuance of the Triggering Event. Triggering Events include, but are not limited to: suspension from trading or failure of the ordinary shares to be trading or listed within certain time periods; failure to issue ordinary shares upon conversion of Preferred Shares within certain time periods; failure to pay dividends on any dividend date; and certain bankruptcy or insolvency events. Any such dividends are payable “in kind,” in the form of additioanal Preferred Shares, quarterly in arrears at the dividend rate of 18% per annum.

The Preferred Shares are convertible at any time into ordinary shares at a conversion price equal to the lower of (a) 120% of the closing price of the ordinary shares on the day prior to the applicable issuance date (or for the first tranche of Preferred Shares issued at the first closing, $3.588), and (b) 96% of the lowest daily VWAP (as defined in the Certificate of Designations) of the ordinary shares during the five consecutive trading day period preceding but not including the Conversion Date (as defined in the Certificate of Designations), with such price determined under this clause (b) subject to a floor price of $0.598. A holder of the Preferred Shares may not transfer all or any portion of its Preferred Shares without the Company’s express prior written consent, except to an Affiliate (as defined in the Certificate of Designations) of such holder or to the Company.

On or after the date that is 181 days after the applicable issuance date for any Preferred Shares, the Company has the right to redeem all or some of the outstanding Preferred Shares issued at such issuance date at a cash redemption price equal to the Conversion Amount (as defined in the Certificate of Designations) multiplied by 105%, subject to the satisfaction of certain conditions set forth in the Certificate of Designations.

In connection with a Triggering Event or a Fundamental Transaction, a holder of Preferred Shares may require the Company to repurchase all or any portion of the holder’s Preferred Shares at a cash redemption price equal to the Conversion Amount (as defined in the Certificate of Designations) multiplied by 105%, subject to the satisfaction of certain conditions set forth in the Certificate of Designations.

If at any time the Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of ordinary shares (the “Purchase Rights”), then each holder of Preferred Shares will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of ordinary shares acquirable upon complete conversion of all the Preferred Shares held by such holder immediately prior to the date as of which the record holders of ordinary shares are to be determined for the grant, issue or sale of such Purchase Rights, subject to certain limitations on beneficial ownership.

The Certificate of Designations prohibits the Company from entering into specified fundamental transactions (including, without limitation, mergers, business combinations and similar transactions) (each, a “Fundamental Transaction”) unless the Company (or the Company’s successor) assumes in writing all of the Company’s obligations under the Certificate of Designations and the other Transaction Documents (as defined in the Certificate of Designations) and the successor entity is a publicly traded corporation listed on an eligible market or else the Company redeems the then outstanding Preferred Shares in full in connection with the Fundamental Transaction.

The Preferred Shares will carry voting rights on an as converted basis (subject to a 4.99% benefical ownership limitation) and rank senior to ordinary shares upon liquidation, but junior to the existing and additional senior secured convertible notes under the Indenture.

The Company is subject to certain restrictions, including with respect to the issuance of variable rate instruments other than, subject to certain standstills, the equity line of credit (described below) and the Company’s “at the market” share issuance program pursuant to the open market sale agreement, dated September 5, 2025, as amended, between the Company and Jefferies LLC. In addition, the Company will not, and will cause its subsidiaries to not: redeem, repurchase or declare or pay any cash dividend or distribution on any of the Company’s capital stock (other than as permitted under the Certificate of Designations); incur any indebtedness or any liens (other than as permitted under the Certificate of Designations); or issue any preferred stock or any other securities that would cause a breach or default under the Certificate of Designations.

A copy of the Securities Purchase Agreement is furnished as Exhibit 99.2 hereto. A copy of the Certificate of Designations is furnished as Exhibit 99.3 hereto.

Equity Line of Credit

On April 20, 2026, as contemplated by the Term Sheet, the Company entered into a Standby Equity Purchase Agreement relating to an equity subscription line (the “Standby Equity Purchase Agreement”) and a Registration Rights Agreement in relation thereto (the “Registration Rights Agreement”), in each case with Yorkville. Pursuant to and subject to the conditions set forth in the Standby Equity Purchase Agreement, the Company has the right, but not the obligation, to issue and sell to Yorkville, from time to time during the three-year commitment period, up to $500,000,000 (the “Commitment Amount”) of the Company’s ordinary shares, par value $0.001 per share (the “SEPA Shares”).

Upon the satisfaction of the conditions to Yorkville’s purchase obligation set forth in the Standby Equity Purchase Agreement, including that an effective registration statement registering the resale by Yorkville of the SEPA Shares that may be issued and sold to it by the Company, the Company will have the right, but not the obligation, from time to time in its sole discretion to direct Yorkville to purchase SEPA Shares by delivering a written notice to Yorkville (such notice, an “Advance Notice”) on any trading day, subject to the satisfaction of the conditions set forth in the Standby Equity Purchase Agreement. SEPA Shares under each Advance will be sold at 97% of the average daily VWAP during the applicable pricing period.

Pursuant to the Standby Equity Purchase Agreement, in no event may the Company issue to Yorkville with respect to each Advance more than 4.99% of the ordinary shares then outstanding. In addition, Yorkville is not obligated to buy any SEPA Shares under the Standby Equity Purchase Agreement if such SEPA Shares, when aggregated with all other ordinary shares then beneficially owned by Yorkville and its Affiliates would result in Yorkville beneficially owning ordinary shares exceeding 4.99% of the Company’s outstanding ordinary shares.

In addition, pursuant to the Standby Equity Purchase Agreement, the Company shall pay Yorkville a total commitment fee equaling 0.40% of the Commitment Amount, or $2,000,000 in aggregate (the “Commitment Fee”), to be paid in ordinary shares of the Company (the “Commitment Shares”), with 50% of the Commitment Fee falling due on the signing of the Standby Equity Purchase Agreement and 50% falling due six months thereafter.

Copies of the Standby Equity Purchase Agreement and the Registration Rights Agreement are furnished as Exhibit 99.4 and Exhibit 99.5, respectively.

On April 20, 2026, the Company issued a press release announcing the signing of the transaction documents described above, which is furnished as Exhibit 99.6.

Cash Position

As at March 31, 2026, the Company had cash and cash equivalents totaling approximately £73 million ($96 million).

Preliminary Financial Data

The March 31, 2026 preliminary financial data included in this report on Form 6-K has been prepared by, and is the responsibility of, Vertical Aerospace Ltd.'s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The preliminary financial data included in this report on Form 6-K is based on information available to management as of the date of this report and subject to adjustment.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including each of the Exhibits hereto except for Exhibit 99.6) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207 and File No. 333-292448) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Third Supplemental Indenture, dated April 20, 2026, between Vertical Aerospace Ltd. and U.S. Bank Trust Company, National Association.
99.1	Convertible Note Purchase Agreement, dated April 20, 2026, by and between Vertical Aerospace Ltd. and Mudrick Capital Management L.P. on behalf of certain funds, investors, entities or accounts that is managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates.
99.2	Securities Purchase Agreement, dated April 20, 2026, by and between Vertical Aerospace Ltd. and YA II PN, Ltd.
99.3	Certificate of Designations of Series A Convertible Preferred Shares of Vertical Aerospace Ltd., dated April 20, 2026.
99.4	Standby Equity Purchase Agreement, dated April 20, 2026, by and between Vertical Aerospace Ltd. and YA II PN, Ltd.
99.5	Registration Rights Agreement, dated April 20, 2026, by and between Vertical Aerospace Ltd. and YA II PN, Ltd.
99.6	Press Release of Vertical Aerospace Ltd. dated April 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: April 20, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer